UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETOFILED PURSUANT TO
                                  RULE 13d-2(a)



                             STARMEDIA NETWORK, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   855546107
                                 (CUSIP Number)


                                 Ray E. Winborne
                              BellSouth Corporation
                            15G03 Campanile Building
                              1155 Peachtree Street
                           Atlanta, Georgia 30309-3610
                                 (404) 249-3035
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     BellSouth Enterprises, Inc.

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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                    (b)[ ]

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*

     WC

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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                [ ]
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia

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-------------------- ------- -----------------------------------------------
                     7       SOLE VOTING POWER

  NUMBER OF                  9,803,920
                     ------- -----------------------------------------------
                     ------- -----------------------------------------------
    SHARES           8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  0
                     ------- -----------------------------------------------
                     ------- -----------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                   9,803,920
                     ------- -----------------------------------------------
                     ------- -----------------------------------------------
     WITH            10      SHARED DISPOSITIVE POWER

                             0
-------------------- ------- -----------------------------------------------
---- -----------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,803,920
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (SEE INSTRUCTIONS)  [x]

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%
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---- ------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
---- ------------------------------------------------------------------------

Item 1.           Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, $.001 par value (the "Common Stock"), of StarMedia Network, Inc., a Delaware corporation ("StarMedia"), with principal executive offices at 75 Varick Street, 8th Floor, New York, New York 10013.

Item 2.           Identity and Background.

     The person filing this statement is BellSouth Enterprises, Inc., a Georgia corporation (the "Reporting Person"). The Reporting Person is a holding company through the subsidiaries of which BellSouth Corporation, a Georgia corporation ("BellSouth"), conducts its businesses other than predominantly tariffed wireline telecommunications services, including particularly its domestic and international wireless telecommunications services and advertising and publishing products and services. The Reporting Person's principal office is 1155 Peachtree Street, N.E., Suite 2000, Atlanta, Georgia 30309.

     The Reporting Person is a wholly-owned subsidiary of BellSouth, who is, therefore, the person ultimately in control of the Reporting Person.

     During the past five years, none of the executive officers or directors of the Reporting Person, and none of the executive officers or directors of BellSouth, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     The name, business address, present principal occupation and citizenship of each executive officer and each director of the Reporting Person and BellSouth are set forth in the exhibits attached hereto as Item 7 (a) and Item 7 (b), respectively, which are incorporated herein by reference.

Item 3.           Source and Amount of Funds or Other Consideration.

     The transaction reported herein is the purchase on May 31, 2001 of 980,392 shares (the "Shares") of Series A Convertible Preferred Stock, $.001 par value, of StarMedia Network, Inc. (the "Preferred Stock"), which are convertible at the option of the holder thereof at any time and from time to time into 9,803,920 shares of Common Stock. The aggregate purchase price for the Shares was $24,999,996, the source of which was working capital of the Reporting Person.

Item 4.           Purpose of Transaction.

     The Reporting Person acquired the Shares in connection with entering into an Internet Content and Services Framework Agreement with StarMedia Pursuant to the Internet Content and Services Framework Agreement, BellSouth and StarMedia have formed a strategic alliance to create the first multi-access portal (MAP) in Latin America. The purpose of the acquisition of the Shares is to acquire an equity investment in StarMedia and to complement the strategic alliance contemplated by the Services Agreement.


     Except as indicated in response to Item 6 below, the Reporting Person does not have any plans or proposals that would relate to or result in other strategic and commercial relationships with StarMedia and other actions of the type described in items (a) through (j) of Item 4 of Schedule 13 D.

Item 5.           Interest in Securities of Issuer.

(a) The Reporting Person has beneficial ownership of 9,803,920 shares of Common Stock. Based upon the 84,793,869 Shares the Reporting Person understands to be presently outstanding, this beneficial ownership would constitute approximately 11.6% of the Shares. The Reporting Person has sole power to vote or to direct the disposition of all such Shares. Neither the Reporting Person nor, to the knowledge of the Reporting Person, any director or officer of the Reporting Person or BellSouth identified in Item 2 owns any other shares of StarMedia or has the right to purchase any other shares of StarMedia except as set forth below:

               Name                   Number of Shares
      _________________         ________________________
      Kathleen F. Feldstein               300

     As a result of the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of an additional 9,165,000 Shares owned or receivable by the other parties to the Voting Agreement. The Reporting Person disclaims beneficial ownership of these other Shares.

(b) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person purchased the Shares from StarMedia pursuant to a Securities Purchase Agreement dated as of May 30, 2001 (the "Securities Purchase Agreement"). In connection with this transaction, the Reporting Person entered into (i) an Internet Content and Services Framework Agreement with StarMedia, pursuant to which StarMedia granted to the Reporting Person options to purchase additional shares of Common Stock, and (ii) a Voting Agreement with Fernando J. Espuelas ("Espuelas") and Jack C. Chen ("Chen").

     The Securities Purchases Agreement provides that, for so long as the Reporting Person owns at least 5% of the issued and outstanding Common Stock of StarMedia (calculated on an as-converted basis), upon written request by the Reporting Person, StarMedia shall, at the Reporting Person's option, either (i) cause the election of a representative designated by the Reporting Person as a member of its Board of Directors or (ii) permit the Reporting Person's representative to attend all meetings of the StarMedia's Board of Directors as an observer, and, for so long as BellSouth has this right, StarMedia's Board of Directors shall be limited to seven members, excluding the BellSouth-appointed member or observer. The Securities Purchase Agreement also provides that, from the closing of the purchase of Shares until the second anniversary of the closing, StarMedia may not, without the prior written consent of the Reporting Person, make, solicit, initiate or encourage offers for a merger, consolidation, reorganization or other business combination with any person that directly or indirectly controls one or more telecommunications service providers in Latin America. With respect to any business combination transaction with BellSouth, StarMedia has waived the application of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations between a stockholder holding 15% or more of the outstanding voting stock of a company and that company, for so long as BellSouth continues to own beneficially at least 5% of the common stock of StarMedia. In addition, the Securities Purchase Agreement provides the Reporting Person with preemptive rights, subject to certain restrictions, to purchase additional shares of Common Stock in order to maintain its ownership percentage interest in StarMedia in the event that StarMedia proposes to issue, sell or exchange any additional capital stock or other equity security. The Securities Purchase Agreement provides for various demand and piggy-back registration rights of the Reporting Person, and includes customary provisions relating to registration procedures, payment of expenses and indemnification. The Reporting Person will have two (2) demand registration rights, subject to certain restrictions. The Reporting Person will have unlimited piggy-back registration rights, subject to certain restrictions, until the fifth anniversary of the closing of the purchase of the Shares.

     The Certificate of Designation of the Preferences, Rights and Limitations of the Preferred Stock states that StarMedia may not, without the affirmative vote or written consent of at least a majority of all outstanding shares of Preferred Stock, voting or consenting separately as a class, consummate a transaction constituting a change in control unless prior to such consummation StarMedia has made arrangement that ensure the payment to each holder of Preferred Stock of an amount per share equal to $25.50 (the original price per share of the Shares), subject to equitable adjustment in the event of stock splits, subdivisions or combination or reclassifications, plus all accrued but unpaid dividends.

     The Internet Content and Services Framework Agreement provides that the Reporting Person shall have the right to purchase from StarMedia up to 4,500,000 shares of Common Stock (the "Option Shares") exercisable on or after the first anniversary of the effective date of the Internet Content and Services Framework Agreement (the "Effective Date"). The Option Shares are divided into three equal tranches as follows: the first 1,500,000 Option Shares have an exercise price of $4.55 per share and expire 48 months after the Effective Date; the second 1,500,000 Option Shares have an exercise price of $6.55 per share and expire 60 months after the Effective Date; and the third 1,500,000 Option Shares have an exercise price of $8.55 per share and expire 72 months after the Effective Date.

     The Voting Agreement provides that, until such time as the Reporting Person owns less than 5% of the issued and outstanding Common Stock of StarMedia, Espuelas and Chen agree that upon written notice from StarMedia that the Reporting Person has designated a representative for election to the StarMedia Board of Directors, they will vote all of their shares of capital stock of StarMedia in favor of the election of the Reporting Person's representative to the Board of Directors of StarMedia at any meeting of the stockholders of StarMedia at which directors are elected.


Item 7.           Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         (a) Name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person

         (b) Name, business address, present principal occupation and citizenship of each executive officer and director of BellSouth

         (c)      Securities Purchase Agreement

         (d)      Internet Content and Services Framework Agreement

         (e)      Voting Agreement

        See exhibits 99(a) through 99(e).

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            June 11, 2001
                                            ----------------------
                                            (Date)

                                             /s/ W. Patrick Shannon
                                            -----------------------------------
                                            (Signature)

                                            W. Patrick Shannon
                                            Vice President - Finance
                                            and Supply Chain Management
                                            ----------------------------------
                                               (Name/Title)